Exhibit 2

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

HADERA PAPER LTD.

April 21, 2011

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

$ Please detach along perforated line and mail in the envelope provided.   $

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

ANNUAL AND SPECIAL GENERAL MEETING
			FOR	AGAINST	ABSTAIN
1.
Re-election of each of Messrs. Shmuel Avital, Dan Vardi, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo and Adi Rozenfeld to hold office as a member of the Board of Directors of the Company until the close of the next annual general meeting.
			☐	☐	☐

			FOR	AGAINST	ABSTAIN
2.
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as External Auditors of the Company for 2011 and until the next annual general meeting.
			☐	☐	☐

			FOR	AGAINST	ABSTAIN
3.
Approval of the entry into an agreement with Clal P.V. Ltd., a private company indirectly held by the controlling shareholder of the Company, for the lease of rooftop space located atop the Company’s productions facilities in Hadera, Israel, to be utilized for generating solar energy.
			☐	☐	☐
			YES	NO
		Do you have a personal interest in the transactions underlying Proposal 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 3).	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be NOT be voted for proposal 3. Should  any other matter requiring  a  vote of  the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETING AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

HADERA PAPER LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Hadera Paper Ltd. (the “Company”), do hereby nominate, constitute and appoint Yael Nevo and Shaul Gliksberg, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of March 21, 2011, at the Annual and Special General Meeting of Shareholders to be held on April 21, 2011 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)